Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 29, 2022

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

Dear Sir/ Madam,

Sub:	Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Ref:	Intimation dated November 22, 2022

On November 22, 2022, Dr. Reddy’s Laboratories Ltd. informed that it and Dr. Reddy’s Laboratories, Inc. (a wholly owned subsidiary of the Company) had been named as defendants, along with Celgene, Bristol Myers Squibb, and several other generic pharmaceutical companies, in a complaint that asserts claims under federal and state antitrust law and other state laws alleging that defendants improperly restrained competition and maintained a shared monopoly in the sale of brand and generic Revlimid in the United States.  On December 22, 2022 and December 27, 2022, the plaintiffs voluntarily dismissed Dr. Reddy’s Laboratories Ltd. and Dr. Reddy’s Laboratories, Inc., respectively, from the case.  All claims against the Company in the litigation have now been dismissed.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head CSR

CC:-	New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)